Exhibit 99.3

Paris, October 28, 2010

Resilient sales and business EPS1 in Q3 2010

	Q3 2010	Change on a reported basis	Change at constant exchange rates	9 months 2010	Change on a reported basis	Change at constant exchange rates
Net sales	€7,821m	+5.7%	-1.7%	€22,989m	+4.8%	+0.9%

Business net income[1]	€2,472m	+8.9%	-2.2%	€7,377m	+8.7%	+6.0%

Business EPS[1]	€1.89	+8.6%	-2.3%	€5.65	+8.7%	+6.0%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income1 is a non-GAAP financial measure. The consolidated income statement for the first 9 months of 2010 is provided in Appendix 8. A reconciliation of business net income to consolidated net income is provided in Appendix 7. Consolidated net income for the first 9 months of 2010 was €5,030 million, compared with €4,056 million for the first 9 months of 2009. Consolidated earnings per share for the first 9 months of 2010 was €3.85 versus €3.11 for the first 9 months of 2009.

Commenting on the Group’s performance in Q3 2010, sanofi-aventis Chief Executive Officer, Christopher A. Viehbacher said, “This third quarter was marked by the success of the Jevtana® launch in the U.S., by positive Phase III data for lixisenatide and teriflunomide but also by the entry of a generic of Lovenox® in the U.S. Our Q3 results were also enhanced by favourable currency tailwind. Tight cost control and good performance of growth platforms have allowed the Group to slightly raise its guidance for 2010. In addition, we recently commenced a tender offer to acquire Genzyme.”

Q3 2010 Performance

•	Overall sales[2] were resilient notwithstanding the impact of generic competition to several products, including Lovenox® in the U.S. Favourable exchange rate effect on reported sales

•	Emerging Markets[3] accounted for 29.6% of Group sales, up +13.0%, driven by Latin America (+24.5%) and Russia (+22.2%)

•	Consumer Health Care (+45.8%; +9.5% organic growth) and Generics (+18.9%) demonstrated strong growth

•	Vaccines sales increased by +8.9% (+14.7% excluding A/H1N1) due to strong seasonal flu vaccines sales; Fluzone HD® was also successfully launched in the U.S.

•	Diabetes sales reached €1,097m, up +6.7%, and represented 14% of Group sales

•	Successful launch of Jevtana® in the U.S. with sales of €41 million in under three months, exceeding the Group’s expectations; Multaq® is now available in 23 countries

•	Further improvement of operating expenses to net sales ratio from 38.1% (in Q3 2009) to 37.5%

•	Business EPS[1] was up 8.6% in Q3 2010 on a reported basis and down 2.3% at CER

Transformation Program

•	The Group’s five growth platforms made up 58% of consolidated sales (up from 50% in Q3 2009)

•	Cost savings on track to reach more than €1.2 bn by end of 2010 at CER compared with the 2008 cost base

•	R&D delivery: Positive Phase III data announced for lixisenatide (diabetes) and teriflunomide (multiple sclerosis); Dengue disease vaccine and quadrivalent flu vaccine entered Phase III

Revised 2010 Guidance

•

Sanofi-aventis now expects business EPS[1] growth for 2010 to be between 0% and 2% versus 2009[4] business EPS, at constant exchange rates and barring major unforeseen adverse events. This guidance takes into account generic competition for Ambien CR® in the U.S., possible entry of generics of Taxotere® in the U.S. and the E.U. and further erosion of Lovenox® sales in the U.S.

(1) See Appendix 9 for definitions of financial indicators; (2) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 9 for a definition); (3) See definition on page 7; (4) 2009 business EPS of €6.61; see Appendix 9 for a definition.

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2010 third-quarter and 9-month net sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates1.

In the third quarter of 2010, sanofi-aventis generated net sales of €7,821 million, up 5.7% on a reported basis. Exchange rate movements had a favorable effect of 7.4 percentage points, mainly due to the weaker Euro versus the U.S. dollar, Japanese Yen, Brazilian Real, and Australian dollar. At constant exchange rates, and including changes in structure (primarily the consolidation of Chattem), net sales decreased by 1.7%. Excluding changes in structure and at constant exchange rates, third-quarter net sales declined by 3.0%.

Net sales for the first 9 months of 2010 were 4.8% higher on a reported basis at €22,989 million. Exchange rate movements had a favorable effect of 3.9 percentage points, largely reflecting the appreciation of the U.S. dollar, Brazilian Real, Japanese Yen, Australian dollar and Canadian dollar against the Euro. At constant exchange rates, and after taking into account changes in structure (in particular the consolidation of Chattem, Zentiva, Oenobiol and Shantha), net sales rose by 0.9%. Excluding changes in structure and at constant exchange rates, net sales for the first nine months decreased by 1.2%.

Key Growth Platforms (see Appendix 5)

The Group’s growth platforms accounted for 58% of total consolidated sales in the third quarter of 2010 which is up from 50% in the third quarter of 2009. Over the first nine months, the growth platforms represented 53% of total consolidated sales compared with 46% for the same period of 2009. Animal Health, which constitutes our sixth growth platform, achieved sales (not consolidated) of $667 million in the third quarter of 2010 (up 8.8%) and $2,058 million in the first 9 months of the year (up 3.8%).

Pharmaceuticals

Third-quarter net sales for the Pharmaceuticals business declined by 3.5% to €6,595 million reflecting the entry of generic Lovenox® in the U.S., the workdown of generics inventory for Eloxatin® in the U.S., and generics competition for Plavix® in Europe. Year-to-date net sales were €20,071 million, down 1.2%.

Flagship Products5

(millions of euros)	Q3 2010	Change at constant exchange rates	9 months 2010	Change at constant exchange rates
Lantus®	900	+6.7%	2,616	+9.2%
Apidra®	45	+23.5%	128	+24.0%
Amaryl®	121	+3.9%	355	+8.7%
Total Diabetes	1,097	+6.7%	3,197	+9.4%
Lovenox®	589	-26.1%	2,224	-5.1%
Taxotere®	537	-4.9%	1,666	-1.9%
Plavix®	505	-30.4%	1,578	-26.3%
Aprovel®	337	+8.0%	1,002	+6.1%
Eloxatin®	120	-43.5%	280	-70.9%
Multaq®	46	+223.1%	109	+707.7%
Jevtana®	41	—	41	—

Third-quarter net sales of the Diabetes division were €1,097 million (+6.7%). Lantus®, the world’s leading diabetes brand, reported net sales of €900 million, an increase of 6.7%. Sales in the U.S. were €553 million (+5.9%); these figures include an accrual related to U.S. Healthcare Reform and reflect a reduction in inventory. In Emerging Markets6 and in Western Europe, sales grew by 7.3% (€128 million) and 5.0% (€170 million), respectively. In the U.S., the contribution of SoloSTAR® to new prescriptions of Lantus® family products continued to improve, reaching 32.4% by end September (IMS NPA September 2010), an increase of 7.5 points versus the comparable period of 2009.

[5]	See Appendix 2 for a geographical split of consolidated net sales by product.
[6]	World excluding North America, Western Europe, Japan, Australia and New Zealand

BGStar® and iBGStarTM are the first range of blood glucose monitoring systems (BGMs) co-developed by sanofi-aventis and its partner AgaMatrix. BGStar® and iBGStarTM integrate convenient, accurate and easy-to-use blood glucose management with decision making support into the everyday lives of people with diabetes, enabling them to make more informed diabetes-related decisions and take charge of their lives. CE mark and 510K approvals have been obtained for BGStar®, and submission of iBGStarTM in the U.S. is planned for Q4 2010. The Group expects BGStar® and iBGStarTM to be available in the U.S. (iBGStarTM), Germany and France in Q1 2011. Additional launches are planned across Europe in 2011 and in Asia and Latin America in 2012.

Net sales of Apidra®, the rapid-acting insulin analog, grew by 23.5% to €45 million in the third quarter sustained by good performance in the Emerging Markets.

Third-quarter net sales of Lovenox® were €589 million, down 26.1%. Sales declined 47.3% (€255 million) in the U.S. due to the entry of a generic competitor at the end of July. Outside the U.S., Lovenox® sales reached €334 million (representing 56.7% of Lovenox sales in the third quarter), an increase of 4.6%, supported by the Emerging Markets (up 8.3% to €129 million) where Latin America and Eastern Europe demonstrated double digit growth. Year-to-date Lovenox® sales reached €2,224 million (-5.1%), 45.8% of which was generated outside the U.S. (€1,018 million, up 7.6%).

Net sales of Taxotere® were €537 million (-4.9%) in the third quarter. In the U.S., sales of the product decreased 13.8% (€191 million). In Western Europe, Taxotere® sales declined 5.2% to €185 million reflecting the entry of generics in countries with no compound patent protection (e.g. Spain, Portugal, Denmark). Emerging countries delivered double digit growth (+13.9% to €98 million) due to strong performance in the Middle-East region. Over the first 9 months of 2010, sales of Taxotere® were €1,666 million (-1.9%).

On September 27, 2010, the U.S. District Court for the District of Delaware ruled against sanofi-aventis on the patent dispute over Taxotere®. The compound patent for Taxotere® in the U.S. was not challenged in these lawsuits (expired in May 2010). Taxotere® is protected through November 14, 2010 by paediatric exclusivity in the U.S. In Europe, the compound patent for Taxotere® will also expire in November 2010.

The U.S. launch of Jevtana® (cabazitaxel) has exceeded the Group’s expectations with sales of €41 million in less than three months. This new anti-cancer agent was approved on June 17 by the FDA following a priority review and launched in the U.S. on July 19 for patients with metastatic hormone-refractory prostate cancer previously treated with a docetaxel-based therapy. Jevtana® is the first and only therapy approved for these patients. In Europe, a CHMP opinion is expected in the first half of 2011.

In the Emerging Markets, the Group plans to launch Jevtana® in Brazil and South Korea in 2011 and in Turkey and South Africa in 2012. In Russia, the dossier for registration was submitted in the third quarter. A Phase III study in first line prostate cancer is expected to begin enrolling in the first quarter of 2011 and a Phase II study in second line small cell lung cancer should start in the first half of 2011. A Phase I bridging study will be initiated before year end in Japan.

Third-quarter net sales of Eloxatin® reached €120 million (-43.5%). Following the settlement of the U.S. patent infringement suits related to certain generic versions of Eloxatin® generic manufacturers ceased selling their unauthorized generic in the U.S. on June 30, 2010. Despite the workdown of generics inventory in the third quarter, U.S. sales were €56 million (versus €29 million in Q2 2010). On August 9, 2012, these generic manufacturers will be authorized to sell generic oxaliplatin products under a license, before expiry of the patents at issue. Year-to-date sales of Eloxatin® were €280 million (-70.9%).

Third-quarter net sales of Multaq®, the first anti-arrhythmic to demonstrate clinical benefit in reducing cardiovascular hospitalization in patients with non permanent atrial fibrillation, reached €46 million, of which €35 million was generated in the U.S. Over the first 9 months of 2010, sales of Multaq® were €109 million of which €86 million was generated in the U.S. Multaq® was launched in Spain and Italy in the third quarter, and has been available in France since the week of October 25th.

In August, the European Society of Cardiology (ESC) released new guidelines for the management of Atrial Fibrillation and recommend that Multaq® should be used for the maintenance of sinus rhythm as a first-line treatment option in all patients with paroxysmal and persistent AF other than those with CHF NYHA class III/IV or unstable CHF NYHA class II. This was also the first time than an anti-arrhythmic had been recommended with the aim of decreasing cardiovascular hospitalization.

Enrolment in the PALLAS study began in July in the U.S. This is a large study involving over 10,000 patients with permanent atrial fibrillation that will assess the potential clinical benefit of Multaq® in reducing major adverse cardiovascular events.

Worldwide presence1 of Plavix®/Iscover®

In the third quarter, the worldwide presence of Plavix® was down 5.5% to €1,750 million, due to generic competition in Europe. The product showed robust growth in Japan (sales up 34.3% at €134 million) and China (sales up 35.9% at €58 million). In the U.S., Plavix® sales were €1,190 million, up 9.1% (net sales consolidated by Bristol-Myers Squibb).

Over the first 9 months of 2010, sales of Plavix® were €5,165 million, down 3.2%. Strong growth in the U.S. (+11.4%, €3,452 million), Japan (+40.0%, €362 million) and China (+37.4%, €160 million) was partially offset by a decline in Europe due to generic competition (-50.2%).

On October 19, 2010 the United States District Court granted $442 million in damages plus costs and interest from Apotex’s marketing and sale of an infringing generic version of Plavix® in 2006. The District Court’s decision is subject to appeal by Apotex and it is not possible at this time to reasonably assess sanofi-aventis and BMS’s ability to collect this damages award.

Worldwide presence of Plavix®/Iscover®: geographic split

(millions of euros)	Q3 2010	Change at constant exchange rates	9 months 2010	Change at constant exchange rates
Europe	183	-55.2%	650	-50.2%
United States	1,190	+9.1%	3,452	+11.4%
Other Countries	377	+13.5%	1,063	+16.2%

TOTAL	1,750	-5.5%	5,165	-3.2%

Worldwide presence1 of Aprovel®/Avapro®/Karvea®

In the third quarter, sales of Aprovel® reached €527 million (up 0.3%). The performance in “Other Countries” was supported by sales of the active ingredient to our Japanese partners. Consolidated sales of the product in Emerging Markets showed solid growth (+10.9% at €92 million). Over the first 9 months of 2010, sales of Aprovel® rose by 1.6%. Consolidated sales in Emerging Markets over the period increased by 9.7% to €268 million.

Worldwide presence of Aprovel®/Avapro®/Karvea®: geographic split

(millions of euros)	Q3 2010	Change at constant exchange rates	9 months 2010	Change at constant exchange rates
Europe	230	-4.9%	719	-3.4%
United States	131	-9.5%	396	-2.5%
Other Countries	166	+21.2%	468	+15.9%

TOTAL	527	+0.3%	1,583	+1.6%

Other Pharmaceutical Products

Third-quarter net sales of the Ambien® family were €218 million (€106 million for Ambien CR® in the U.S.), down 9.4%. In Japan, Myslee®, the leading hypnotic on the market, continued its success with sales up 13.9% (€64 million). Over the first 9 months of 2010, sales of the Ambien® family were €659 million (including €334 million for Ambien CR® in the U.S.). On October 13, 2010, the FDA approved a generic of Ambien CR® 6.25 mg and issued tentative approvals for generics of Ambien CR 12.5mg®. Over this period, sales of Myslee® in Japan reached €173 million, up 14.8%.

Net sales of Allegra® totaled €136 million in the third quarter, a decrease of 23.4%. The performance of the product in Japan (+9.9% to €72 million) was more than offset by the competition from Allegra® D-12 generics in the U.S. (U.S. sales of the Allegra® franchise were down 55.3% to €37 million).

[1]	See Appendix 9 for definitions of financial indicators

Over the first 9 months of 2010, sales of the product reached €455 million (-26.4%). Over the period, Allegra® sales in Japan were €260 million (-5.3%). Filing for the Allegra® Rx-to-OTC switch was submitted in the U.S. at the end of March and is expected to be available in Q1 2011.

Copaxone® net sales were €125 million (+4.2%) and €387 million (+9.2%) in the third quarter and over the first 9 months of 2010, respectively. The payments received by sanofi-aventis from Teva on sales of Copaxone® in North America ceased at the end of the first quarter of 2010.

Consumer Health Care

Sales of the Consumer Health Care (CHC) business were €576 million in the third quarter, an increase of 45.8%. This reflects strong organic growth (+9.5% on a constant structure basis and at constant exchange rates), as well as the contribution from acquisitions (Chattem, Oenobiol and Nepentes). This performance was driven by Emerging Markets where net sales grew by 41.0% (€277 million, +20.5% on a constant structure basis and at constant exchange rates), led by Russia, Poland and Latin America. The acquisition of Nepentes, a Polish manufacturer of pharmaceuticals and dermocosmetics was completed in September, and will strengthen our Consumer Health Care platform in the Emerging Markets. In the U.S., the CHC business delivered double digit organic growth (+10.1% on a constant structure basis and at constant exchange rates). Year-to-date CHC sales totaled €1,645 million, up 50.8% (+9.5% on a constant structure basis and at constant exchange rates).

Generics

Third-quarter net sales for the generics business totaled €390 million, an increase of 18.9% (+17.3% on a constant structure basis and at constant exchange rates), led by Clopidogrel Winthrop® sales in France. Emerging Markets sales grew 8.1%, supported by strong performances in Brazil and Russia. Over the first 9 months of 2010, sales were €1,114 million, an increase of 53.0% (+22.1% on a constant structure basis and at constant exchange rates) reflecting solid organic growth as well as acquisitions completed in 2009.

Animal Health

Net sales of Merial, a wholly-owned subsidiary of sanofi-aventis since September 18, 2009, were $667 million in the third quarter, up 8.8% (+6.5% on a reported basis), led by a strong performance of Frontline® family (+14.0%). Sales of the companion animal franchise (+11.1%) were boosted by the growth of the Frontline® family in the U.S. largely offsetting the impact of Frontline® branded generics in Europe. Avian and Ruminant segments delivered sustained growth with sales up 15.9% and 9.1%, respectively.

Year-to-date net sales of Merial were $2,058 million, an increase of 3.8% (+4.9% on a reported basis) driven by Avian sales (+14.3%) and Veterinary Public Health sales (+11.6%), the latter boosted by sales of foot-and-mouth disease vaccines. Companion animal franchise sales were $1,403 million (+2.5%) and production animal franchise sales were $655 million (+6.7%).

In March, sanofi-aventis exercised its option to combine Merial with Intervet/Schering-Plough, Merck’s Animal Health business, to create a global leader in Animal Health. The new joint venture Merial Intervet which will be equally owned by Merck and sanofi-aventis, is subject to execution of the final agreement, antitrust review in the U.S., Europe and other countries and other customary closing conditions. Completion of the transaction is expected to occur in the first quarter of 2011.

As the option to combine Merial with Intervet/Schering-Plough was exercised, sanofi-aventis continues to recognize the contribution from Merial on a separate line, “Share of profit/loss of Merial” (Merial sales are not consolidated), in accordance with IFRS 5.

Human Vaccines

Third-quarter consolidated net sales for the Human Vaccines business totaled €1,226 million, up 8.9% or 14.7% excluding pandemic influenza vaccine sales, reflecting the strong underlying performance of the business. Third-quarter net sales in Emerging Markets grew 35.2% to €322 million with all franchises growing at a double digit growth. Year-to-date consolidated net sales for the Human Vaccines business were up 18.2% at €2,918 million.

Seasonal influenza vaccine sales for the third quarter increased 39.8% to €448 million, driven by strong U.S. Fluzone® demand and a favorable price effect, as well as the successful launch of Fluzone® High Dose IM in the U.S. elderly segment. Total influenza vaccine sales for the first nine months reached €1,012 million, up 98.6%, including €560 million of seasonal vaccine sales (up 32.8%).

Third-quarter net sales of Polio/Pertussis/Hib vaccines were €236 million, down 4.4% and were impacted by a sales decline for Pentacel® in the U.S. (-16.6% to €75 million) due in part to the timing of public sector ordering, partially offset by Pentaxim® continued growth (+27.1% to €47 million). Year-to-date net sales of Polio/Pertussis/Hib vaccines reached €719 million, down 4.1%.

Menactra® sales were €192 million, down 4.3% in the third quarter, demonstrating resilience despite the entry of a competitor vaccine in the U.S. market and a declining catch-up cohort. Year-to-date net sales of Menactra® were €372 million, down 9.0%.

Adult boosters reported third-quarter net sales of €146 million, up 24.8%, driven by the strong performance of Adacel® in the U.S. (up 39%). Year-to-date Adult booster sales were €332 million, an increase of 2.3%.

Net sales of Travel and other endemic vaccines grew 26.4% to €97 million fueled by the solid performance of rabies vaccines. Net sales reached €290 million for the first 9 months, an increase of 16.9%.

Consolidated vaccines sales

(millions of euros)	Q3 2010	Change at constant exchange rates	9 months 2010	Change at constant exchange rates
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	480	+18.8%	1,012	+98.6%
of which seasonal vaccines	448	+39.8%	560	+32.8%
of which pandemic vaccines	32	-62.4%	452	—

Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	236	-4.4%	719	-4.1%
Meningitis/Pneumonia Vaccines (incl. Menactra®)	219	-1.0%	443	-8.4%
Adult Booster Vaccines (incl. Adacel ®)	146	+24.8%	332	2.3%
Travel and Other Endemics Vaccines	97	+26.4%	290	+16.9%
Other Vaccines	48	-22.6%	122	-22.5%

TOTAL	1,226	+8.9%	2,918	18.2%

Third-quarter net sales at Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint venture with Merck & Co in Europe, were €301 million, down 14.0% on a reported basis. Gardasil® sales reached €63 million, down 17.5% on a reported basis. Year-to-date, net sales at Sanofi Pasteur MSD totaled €663 million (-20.8% on a reported basis), reflecting the decrease in Gardasil® sales (-39.5% on a reported basis to €185 million) due to the reduction in the catch-up cohort.

Net sales by geographic region

(millions of euros)	Q3 2010	Change at constant exchange rates	9 months 2010	Change at constant exchange rates
United States	2,499	-6.2%	6,859	-6.8%
Western Europe*	2,188	-11.2%	6,851	-8.3%
Emerging Markets**	2,314	+13.0%	6,874	+21.3%
of which Eastern Europe and Turkey	672	+4.9%	1,980	+14.0%
of which Asia	513	+9.3%	1,482	+13.2%
of which Latin America	683	+24.5%	2,104	+46.7%
of which Africa	221	+11.2%	637	+7.6%
of which Middle East	199	+28.0%	587	+25.3%
Rest of the world***	820	+8.1%	2,405	+7.8%
of which Japan	523	+7.5%	1,584	+8.8%
TOTAL	7,821	-1.7%	22,989	+0.9%

*	France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark
**	World less North America, Western Europe, Japan, Australia and New Zealand
***	Japan, Canada, Australia and New Zealand

Net sales in Emerging Markets recorded another strong quarter of growth (up 13.0%) to €2,314 million, mainly due to strong organic growth (+12.6% on a constant structure basis and at constant exchange rates), and generated 29.6% of the Group’s net sales in the third quarter. This performance was driven primarily by Brazil (up 19.4% to 307 million), Russia (up 22.2% to €170 million), Mexico and the Middle East. China sales were €178 million (up 8.3%) supported by robust growth for Plavix®. Despite strong growth in Russia, sales in Eastern European countries and Turkey grew by only 4.9% and were impacted by a price cut for drugs in Turkey implemented at the end of 2009. Latin America sales rose 24.5% to €683 million, reflecting strong trends for both Vaccines and Pharma. Middle East sales showed 28.0% growth (to €199 million) driven by Vaccines.

Over the first 9 months, Emerging Markets accounted for 29.9% of the Group’s net sales and expanded by 21.3% to €6,874 million, due to high double digit organic growth (+17.0% on a constant structure basis and at constant exchange rates) and the impact of acquisitions (mainly Zentiva in Eastern Europe and Medley in Brazil). Over the period, Brazil, Russia and China generated significant growth of 78.2% (€1,022 million), 34.1% (€500 million) and 14.5% (€482 million), respectively, due to organic growth (including A/H1N1 sales in Brazil) and the impact of acquisitions on first-quarter sales for Brazil (Medley) and Russia (Zentiva).

Japan grew by 7.5% to €523 million in the third quarter, supported by the success of Plavix® (up 34.3% to €134 million). Year-to-date sales in Japan reached €1,584 million (+8.8%) of which €362 million were generated by Plavix® (+40.0%).

In the U.S., sales were €2,499 million, a decrease of 6.2%, reflecting the impact of generic of Lovenox®, the workdown of generics inventory of Eloxatin®, and healthcare reform. Year-to-date sales in the U.S. were €6,859 million (-6.8%).

Third-quarter sales in Western Europe reached €2,188 million, a decrease of 11.2% due to the impact of generic competition for Plavix® and government pricing pressures. Year-to-date sales for the Group in this region were €6,851 million (-8.3%).

R&D pipeline: Improved visibility

Since the last R&D update on July 29, the quality and the visibility of our portfolio has been enhanced by the progression into Phase III of promising vaccines projects and the announcement of several positive Phase III results relating to lixisenatide in type II diabetes and teriflunomide in multiple sclerosis.

The sanofi-aventis portfolio now comprises 55 projects in clinical development of which 16 are in Phase III or have been submitted to the health authorities for approval. The main developments in our R&D portfolio since the last update on July 29, 2010, are described below:

Two vaccines entered Phase III

•	The vaccine against Dengue disease;

•	A quadrivalent seasonal flu vaccine.

One compound entered Phase II:

•	SAR245409/ XL765 (Exelixis partnership), an oral dual inhibitor of PI3K and mTOR (mammalian target of rapamycin), in breast cancer.

Five compounds have been added to our Phase I portfolio :

•	SAR566658, a monoclonal antibody that targets DS6 antibody evaluating in solid tumors;

•	SAR101099, a long lasting urotensin II antagonist in diabetic nephropathy;

•	SAR302503/TG101348, a potent inhibitor of Janus kinase 2 (acquisition of TargeGen), being developed for the treatment of patients with myeloproliferative diseases;

•	SAR114137, a cathepsin S/K inhibitor, to be developed for the management of pain (osteoarthritis and peripheral neuropathic pain);

•	SAR100842, LPA-1, LPA-3 receptor antagonist for the treatment of renal fibrosis.

The development program for Jevtana® beyond hormone-refractory metastatic prostate cancer patients previously treated with a docetaxel-containing treatment regimen was presented at the Investor Relations thematic seminar on September 30. A Phase III study in first line prostate cancer is expected to begin enrolling in the first quarter of 2011 and a Phase II study in second line small cell lung cancer should start in the first half of 2011. In Japan, a Phase I bridging study will be initiated before year end.

During this period, several positive Phase II/III results were also announced:

•

The first Phase III results (GETGOAL MONO study) of the GetGoal clinical trial program assessing the efficacy and safety of lixisenatide (partnership with Zealand Pharma), a once-daily GLP-1 receptor agonist, as monotherapy in patients with type 2 diabetes were presented in September at the European Association for the Study of Diabetes (EASD) congress. The study demonstrated that lixisenatide significantly improved glycemic control with a pronounced postprandial effect. The study also demonstrated that the therapy had an acceptable safety profile.

•

The top-line results of another study (GETGOAL L-ASIA study) of the GetGoal program, assessing the efficacy and safety of lixisenatide in combination with basal insulin were announced at the end of September. Results from this study showed that lixisenatide with basal insulin (with or without sulfonylurea) significantly improved glycemic control. The study also confirmed that there are no specific safety concerns with lixisenatide in patients with type II diabetes. The next results of the GetGoal Phase III program are expected to be released in Q2 2011.

•

In September, sanofi-aventis and Regeneron announced that the Phase III VELOUR clinical trial of aflibercept (VEGF Trap) in patients with metastatic colorectal cancer will continue to completion as planned, with no modifications due to efficacy or safety concerns. This decision is based on the recommendation of an Independent Data Monitoring Committee (IDMC) following a planned interim analysis. Both sanofi-aventis and Regeneron management and staff remain blinded to the interim study results. The final results of the trial are expected in the second half of 2011.

•

The final results from a randomized Phase II clinical trial were presented in October at the European Society for Medical Oncology, confirming that treatment with iniparib (BSI-201) in combination with gemcitabine/carboplatin results in a significant improvement in overall survival and a high rate of clinical response in women with metastatic triple negative breast cancer (mTNBC). Iniparib which is currently in Phase III in mTNBC, was granted Fast Track designation which allows a rolling submission to the FDA. The regulatory submissions will include final Phase III results and are planned for Q1 2011 in the U.S. and Q2 2011 in the European Union for this indication.

•

The results from the two-year phase III TEMSO study of teriflunomide, a novel oral disease modifier investigated for the treatment of relapsing multiple sclerosis (RMS), were presented in October during the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) congress. In this study, both doses of teriflunomide (7mg and 14mg) significantly reduced annualized relapse rate (primary study endpoint) by 31% vs. placebo (p<=0.0005). The risk of disability progression (sustained for 12 weeks) was also significantly reduced by 30% for the 14mg dose (p=0.02) and numerically reduced by 24% for the 7mg dose (p=0.08). Both doses of teriflunomide were well tolerated. In addition to the TEMSO trial, two other Phase III trials, TOWER (versus placebo) and TENERE (versus IFN b 1-a), are ongoing in RMS patients. A Phase III study, TOPIC, is also underway in early multiple sclerosis or CIS (clinically isolated syndrome). A Phase III study, TERACLES, evaluating teriflunomide as an adjunct therapy to IFN b is planned to start before the end of 2010.

During the third quarter, sanofi pasteur took the decision to discontinue its Adacel® (DTaP) fifth dose vaccine candidate in phase III, and replace it with Quadracel® (DTaP IPV), a quadrivalent vaccine using the same technology platform as Pentacel® and providing a better fit with the U.S. immunization schedule.

The SAVE-ABDO study conducted in patients undergoing major abdominal surgery to compare the efficacy and safety of semuloparin (AVE5026) with an active comparator for the prevention of venous thromboembolic events and all-cause death did not meet its primary efficacy endpoint. In this study, semuloparin was well tolerated, with a safety profile consistent with the one observed in completed orthopedic surgery studies. The SAVE-ABDO study comprehensive data have been submitted for publication at the upcoming ASH 52nd Annual Meeting. The semuloparin SAVE-ONCO phase III program in medical oncology has completed recruitment and continues as planned, with results expected to be presented in 2011.

In September, sanofi-aventis announced that the Phase III TAMARIS trial evaluating the investigational angiogenic therapy NV1FGF in critical limb ischemia did not meet its primary endpoint.

As announced on September 30 at the Investor Relations thematic seminar, the development of alvocidib in chronic lymphocytic leukemia has been terminated and sanofi-aventis is evaluating preclinical observations and performing additional preclinical work on the insulin sensitizer SAR176975/PN2034.

In terms of partnerships and acquisitions:

•

Sanofi Pasteur signed in September a binding agreement for the acquisition of VaxDesign, a privately held U.S. biotechnology company that develops, manufactures and markets in vitro models of the human immune system. VaxDesign is the developer of the Modular IMmune In-vitro Construct (MIMIC®) technology, which will be relevant in assessing the value of sanofi pasteur’s vaccine candidates, providing a key “filter” in the preclinical stage for a “go/no go” decision-making process before Phase I human clinical trials.

•

The acquisition of TargeGen Inc., a U.S. biopharmaceutical company developing kinase inhibitors for the treatment of certain forms of leukemia, lymphomas and other hematological malignancies and blood disorders, was completed during the quarter.

In terms of collaborations with academia:

•

In October, a research collaboration with Harvard University was announced. The goal of this collaboration is to advance knowledge in the area of human health through basic and applied research and to promote scientific exchange between Harvard University and sanofi-aventis with a focus on translational biomedical research in multiple therapeutic areas such as cancer, diabetes and inflammation.

Several regulatory milestones were reached during the period:

•	Taxotere® 1-vial formulation (20mg and 80mg) was approved in the U.S. in early August

•	In September, a pediatric exclusivity was granted for Xatral® in the U.S. for the treatment of voiding disorder of neuropathic etiology.

•	In October, a Complete Response Letter was received from the FDA in response to our regulatory application for the use of Plavix in atrial fibrillation. We are evaluating the next steps.

•	The FDA has granted fast-track designation to the company’s investigational Clostridium difficile vaccine candidate

Resilient sales and business EPS1 in Q3 2010 at CER

Business Net Income1

Sanofi-aventis generated third-quarter net sales of €7,821 million, up 5.7% on a reported basis but down 1.7% at constant exchange rates. “Other revenues” rose 17.7% to €438 million led by the performance of Plavix® in the U.S. coupled with a favorable dollar effect.

Gross profit came to €5,965 million, an increase of 3.8%. At constant exchange rates, gross profit decreased 4.4%. The ratio of cost of sales to net sales increased by 1.9 percentage points to 29.3% due to the impact of generic competition notably for Lovenox® in the U.S. and higher raw heparin prices.

Research and development expenses decreased 6.4% at constant exchange rates (-2.2% on a reported basis) to €1,085 million due to Transforming initiatives. The overall decrease reflects a reduction of internal R&D costs, but increased spend on R&D partnerships. The ratio of R&D expenses to net sales was reduced by 1.1 percentage point to 13.9% versus the third quarter of 2009.

Selling and general expenses rose 1.0% at constant exchange rates and included impact of acquisitions, the launch costs of Jevtana® in the U.S., the global roll-out costs of Multaq® and increased promotional effort on Lantus® in the U.S. On a reported basis, selling and general expenses rose by 8.4% to €1,851 million, primarily due to the effect of the weaker Euro versus the U.S. dollar in the third quarter. The ratio of SG&A to net sales was 0.5 percentage point higher to 23.6%.

Other current operating income net of expenses was €39 million versus €86 million in the third quarter of 2009 which included a €95 million payment from Teva on sales of Copaxone® in North America. These payments ceased at the end of the first quarter of 2010.

The share of profits from associates (excluding Merial) reached €292 million, up 24.3%. The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance was €259 million up 27.0%, driven by the performance of Plavix® in the U.S. and a positive U.S. dollar impact. The contribution from Sanofi Pasteur MSD increased.

Business net income from Merial was €116 million, compared with €59 million in the third quarter of 2009 (the 2009 third-quarter figure comprised 50% of Merial business net income from July 1, 2009 through September 17, 2009, and 100% thereafter).

Net income attributable to non-controlling interests was €54 million down 52.6%. The pre-tax profits paid to BMS from territories managed by sanofi-aventis declined 58.2% to €46 million as result of competition from clopidogrel generics in Europe.

Business operating income increased by 7.1% to €3,422 million, but was down 3.4% at constant exchange rates. The ratio of business operating income to net sales was 43.8%, up 0.6 percentage point. A reduction in the ratio of operating expenses to net sales (-0.6 percentage point to 37.5%) cushioned the effect of the increase in the ratio of cost of sales to net sales.

Net financial expenses were €127 million versus €69 million in the third quarter of 2009, as result of the increase in net debt linked to acquisitions.

The effective tax rate decreased by 1 percentage point to 28%, reflecting a new protocol to the 1994 U.S.-France income tax treaty.

Business net income1 increased 8.9% to €2,472 million. At constant exchange rates, business net income was down 2.2%. The ratio of business net income1 to net sales improved by 0.9 percentage point to 31.6% over the third quarter of 2009.

Business earnings per share1 (EPS) was €1.89, an increase of 8.6% on the 2009 third-quarter figure of €1.74. At constant exchange rates, business earnings per share1 decreased by 2.3%.

[1]	See Appendix 9 for definitions of financial indicators, and Appendix 7 for reconciliation of business net income to consolidated net income attributable to equity holders of sanofi-aventis

Business EPS1 growth of 6% at CER

in the first 9 months of 2010

Business Net Income1

In the first 9 months of 2010, sanofi-aventis net sales were €22,989 million, an increase of 4.8% on a reported basis (+0.9% at constant exchange rates). The Group’s growth platforms offset the impact of generic competition on sales over the period. “Other revenues” reached €1,236 million, up 15.0% reflecting Plavix® growth in the U.S. (up 11.4%) enhanced by a favorable U.S. dollar impact.

Gross profit increased 2.6% to €17,848 million, but was down 1.1% at constant exchange rates. The ratio of cost of sales to net sales was 2.2 percentage points higher at 27.8%, due to the impact of generic competition and acquisitions.

Research and development expenses were down 4.5% at constant exchange rates, or 2.8% on a reported basis to €3,275 million. The ratio of R&D expenses to net sales was 1.2 percentage points lower than for the first nine months of 2009, at 14.2%. A reduction in internal Pharmaceutical R&D costs due to Transforming initiatives more than offset a rise in external R&D expenses and ongoing spend in vaccines (+4.5% at constant exchange rates).

Selling and general expenses were down 0.5% at constant exchange rates, but up 3.3% on a reported basis to €5,510 million. This reduction which also includes additional operating expenses linked to acquired companies, is due to Transforming initiatives. Over the period, sales force headcount in the U.S. and Western Europe was reduced and general and administrative expenses also decreased. The ratio of selling and general expenses to net sales was 24.0%, down 0.3 percentage point.

Other current operating income net of expenses was €135 million versus €366 million in the first nine months of 2009. Payments received from Teva on sales of Copaxone® in North America (ceased at the end of the first quarter) were €89 million versus €258 million over the same period of 2009. This line includes a foreign exchange loss attributable to the hedging policy, compared with a gain in the same period of 2009.

The share of profits from associates (excluding Merial) was €783 million, an increase of 21.6%, driven by a 22.7% rise in the share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance ( €734 million).

Business net income from Merial was €366 million compared with €189 million over the same period of 2009, (our stake in Merial increased from 50% to 100% on September 18, 2009).

Net income attributable to non-controlling interests was €202 million, down 41.6%, due to competition from clopidogrel generics in Europe (pre-tax profits paid to BMS from territories managed by sanofi-aventis were €183 million, down 44.4%).

Business operating income rose 6.3% to €10,145 million, or 3.7% at constant exchange rates. The business operating income to net sales ratio was 44.1%, up 0.6 percentage point.

Net financial expenses were €267 million versus €183 million in the first nine months of 2009, reflecting an increase in net debt linked to acquisitions. This line also includes a capital gain of €47 million on the sale of the stake in Novexel booked in the first quarter of 2010.

Business net income1 was up 8.7% to €7,377 million, (6.0% at constant exchange rates), leading to an improvement of 1.2 percentage points in the ratio of business net income1 to net sales to 32.1%.

Business earnings per share1 (EPS) was €5.65, an increase of 8.7% on the first 9 months of 2009 figure of €5.20. At constant exchange rates, business earnings per share1 increased by 6.0%.

[1]	See Appendix 9 for definitions of financial indicators, and Appendix 7 for reconciliation of business net income to consolidated net income attributable to equity holders of sanofi-aventis

From business net income to consolidated net income (see Appendix 7)

Over the first 9 months of 2010, the main reconciling items between business net income and consolidated net income were:

•

€492 million of restructuring costs (of which €302 million in the third quarter) mainly related to the continuing transformation of our R&D activities and the adaptation of chemical and biotechnology manufacturing facilities in France.

•

A charge of €24 million arising from the workdown of inventories of acquired companies remeasured at fair value due to the application of purchase accounting to acquisitions, of which €2 million in the third quarter. This item has no cash impact on the Group.

•

An amortization charge of €2,681 million against intangible assets arising on the application of purchase accounting to acquired companies (primarily Aventis: €2,347 million) and to acquired intangible assets (licenses/products: €149 million). The third-quarter amortization charge against intangible assets was €879 million, €48 million of which related to acquired intangible assets (licenses/products). This item has no cash impact on the Group.

•	An impairment loss of €279 million (of which €171 million in the third quarter), relating to certain products including Shan5®. This item has no cash impact on the Group.

•

A €1,163 million tax effect arising from the items listed above, comprisising deferred taxes of €895 million generated by amortization charged against intangible assets, €8 million by the workdown of inventories of acquired companies and €93 million generated by the impairment loss. The third-quarter tax effect was €459 million, including €295 million of deferred taxes generated by amortization charged against intangible assets and €60 million by the impairment loss (see Appendix 7).

•

In “Share of profits/losses from associates” (excluding Merial), a reversal of €22 million, net of tax, mainly relating to the amortization of intangible assets (€7 million of which was booked in the third quarter); and for Merial a reversal of €14 million net of tax (mainly related to the workdown of inventories). These items have no cash impact on the Group.

Net Debt

Over the first nine months of 2010, net cash generated by operating activities before restructuring costs was €7,730 million. This amount provided finance for capital expenditures (€894 million), the dividend paid by sanofi-aventis (€3,131 million) and restructuring costs (€700 million), and also funded the acquisitions made during the period and slightly reduced debt. These acquisitions comprised purchases of equity interests for a total of €1,958 million including assumed debt (primarily Chattem, €1,640 million), and spending on licences/products (€224 million). The Group also spent €321 million on repurchasing its own shares. Consequently, net debt at September 30, 2010 was €3,630 million (debt of €8,945 million after taking into account derivatives, net of €5,315 million cash and cash equivalents). This compares with €4,128 million (€4,135 million excluding derivatives) at December 31, 2009.

2010 Guidance

Sanofi-aventis now expects business EPS1 growth for 2010 to be between 0% and 2% versus 20094 business EPS, at constant exchange rates and barring major unforeseen adverse events. This guidance takes into account generic competition for Ambien CR® in the U.S., possible entry of generics of Taxotere® in the U.S. and the E.U. and further erosion of Lovenox® sales in the U.S.

[1]	See Appendix 9 for definitions of financial indicators; [4] Growth based on 2009 Business EPS of €6.61, see Appendix 9 for a definition

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2010 third-quarter and 9-month consolidated net sales by product

Appendix 2:	2010 third-quarter and 9-month consolidated net sales by geographic region and product

Appendix 3:	Consolidated net sales by business segment

Appendix 4:	Net sales by animal health product

Appendix 5:	Net sales of Growth Platforms

Appendix 6:	Third-quarter and 9-month business net income statement

Appendix 7:	Reconciliation of business net income to consolidated net income attributable to equity holders of sanofi-aventis

Appendix 8:	Third-quarter and 9-month consolidated income statement

Appendix 9:	Definitions of non-GAAP financial indicators

Appendix 1: 2010 third-quarter and 9-month consolidated net sales by product

(millions of euros)	Q3 2010 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lantus®	900	+6.7%	+15.7%	+6.7%
Apidra®	45	+23.5%	+32.4%	+23.5%
Amaryl®	121	+3.9%	+17.5%	+3.9%
Insuman®	31	-3.1%	-3.1%	-3.1%
Total Diabetes	1,097	+6.7%	+15.8%	+6.7%
Lovenox®	589	-26.1%	-21.2%	-26.1%
Plavix®	505	-30.4%	-23.9%	-30.4%
Taxotere®	537	-4.9%	+2.1%	-4.9%
Aprovel®	337	+8.0%	+12.7%	+8.0%
Eloxatin®	120	-43.5%	-37.8%	-43.5%
Multaq®	46	+223.1%	+253.8%	+223.1%
Jevtana®	41

Stilnox®/Ambien ®/Ambien CR®/Myslee®	218	-9.4%	+2.3%	-9.0%
Allegra®	136	-23.4%	-11.7%	-20.8%
Copaxone®	125	+4.2%	+5.9%	+5.1%
Tritace®	103	-7.5%	-3.7%	-4.8%
Depakine®	93	+8.8%	+16.3%	+8.8%
Xatral®	72	-6.9%	0.0%	-6.9%
Actonel®	58	-12.9%	-6.5%	-12.9%
Nasacort®	42	-18.8%	-12.5%	-18.8%
Other Products	1,510	-1.2%	+4.6%	+1.0%
Consumer Health Care	576	+45.8%	+57.8%	+9.5%
Generics	390	+18.9%	+29.1%	+17.3%

Total Pharmaceuticals	6,595	-3.5%	+3.8%	-4.7%

Vaccines	1,226	+8.9%	+17.2%	+7.6%

Total	7,821	-1.7%	+5.7%	-3.0%

(millions of euros)	9 months 2010 net sales	Change at constant exchange rates	Change on a reported basis	Change on a constant structure basis and at constant exchange rates
Lantus®	2,616	+9.2%	+12.9%	+9.2%
Apidra®	128	+24.0%	+28.0%	+24.0%
Amaryl®	355	+8.7%	+14.5%	+8.7%
Insuman®	98	0.0%	0.0%	0.0%
Total Diabetes	3,197	+9.4%	+13.2%	+9.4%
Lovenox®	2,224	-5.1%	-2.8%	-5.1%
Plavix®	1,578	-26.3%	-23.1%	-26.3%
Taxotere®	1,666	-1.9%	+1.3%	-1.9%
Aprovel®	1,002	+6.1%	+9.0%	+6.1%
Eloxatin®	280	-70.9%	-68.5%	-70.9%
Multaq®	109	+707.7%	+738.5%	+707.7%
Jevtana®	41

Stilnox®/Ambien ®/Ambien CR®/Myslee®	659	-3.9%	-0.2%	-3.8%
Allegra®	455	-26.4%	-23.0%	-24.5%
Copaxone®	387	+9.2%	+10.9%	+10.8%
Tritace®	314	-7.0%	-4.3%	-5.0%
Depakine®	277	+7.8%	+13.1%	+7.8%
Xatral®	225	-2.2%	0.0%	-1.8%
Actonel®	182	-15.1%	-8.5%	-15.1%
Nasacort®	146	-14.9%	-13.1%	-14.9%
Other Products	4,570	-0.8%	+2.5%	+1.4%
Consumer Health Care	1,645	+50.8%	+60.5%	+9.5%
Generics	1114	+53.0%	+64.1%	+22.1%

Total Pharmaceuticals	20,071	-1.2%	+2.6%	-3.4%

Vaccines	2,918	+18.2%	+22.3%	+16.5%

Total	22,989	+0.9%	+4.8%	-1.2%

Appendix 2: 2010 third-quarter and 9-month consolidated net sales by geographic region and product

Pharmaceuticals

Q3 2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Lantus®	170	+5.0%	553		+5.9%	128	+7.3%	49	+25.8%
Apidra®	17	+13.3%	15		+16.7%	10	+50.0%	3	+100.0%
Amaryl®	10	-23.1%	2		0.0%	55	+10.9%	54	+4.7%
Insuman®	25	-7.4%	—			6	+50.0%	—	-100.0%

Total Diabetes	222	+2.3%	570		+6.1%	199	+10.9%	106	+13.2%
Lovenox®	184	+2.2%	255		-47.3%	129	+8.3%	21	+5.9%
Plavix®	131	-63.1%	55	*	-5.3%	166	-0.7%	153	+26.0%
Taxotere®	185	-5.2%	191		-13.8%	98	+13.9%	63	+2.0%
Aprovel®	203	-5.2%	13	*		92	+10.5%	29	+127.3%
Eloxatin®	11	-44.4%	56		-58.2%	38	-17.1%	15	+16.7%
Multaq®	9		35		+146.2%	0		1
Jevtana®			41
Stilnox®/Ambien ®/Ambien CR®/ Myslee®	15	0.0%	121		-19.0%	17	+6.7%	65	+10.6%
Allegra®	4	-25.0%	37		-55.3%	24	+10.5%	71	+9.1%
Copaxone®	115	+3.6%	—			5	0.0%	5	+25.0%
Tritace®	44	-8.3%	—			50	0.0%	9	-33.3%
Depakine®	37	0.0%	—			52	+14.6%	4	+33.3%
Xatral®	16	-11.1%	36		-5.6%	17	+6.7%	3	-66.7%
Actonel®	24	-24.2%	—			24	-4.5%	10	+14.3%
Nasacort®	5	-16.7%	29		-22.9%	6	0.0%	2	0.0%

Consumer Health Care	148	-2.0%	88			277	+41.0%	63	+47.2%

Generics	103	+21.2%	22			253	+8.1%	12	+33.3%

Others	628	-5.1%	173		+3.1%	544	+5.6%	165	-10.1%

Total Pharma	2,084	-11.4%	1,722		-10.5%	1,992	+9.9%	797	+10.7%

9 months 2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Lantus®	512	+6.1%	1,601		+7.8%	371	+16.0%	132	+26.7%
Apidra®	49	+19.5%	46		+12.5%	26	+41.2%	7	+200.0%
Amaryl®	32	-15.8%	5		-33.3%	166	+19.4%	152	+6.8%
Insuman®	80	-2.4%	—			18	+20.0%	—	-100.0%

Total Diabetes	673	+4.5%	1,652		+7.8%	581	+18.0%	291	+16.0%
Lovenox®	584	+7.2%	1,206		-13.4%	373	+7.4%	61	+13.3%
Plavix®	508	-55.2%	164	*	-4.1%	493	+1.3%	413	+30.1%
Taxotere®	563	-5.4%	630		-1.6%	302	+2.5%	171	+2.0%
Aprovel®	626	-3.6%	30	*		268	+9.9%	78	+61.9%
Eloxatin®	34	-47.6%	93		-87.0%	108	-17.4%	45	+8.3%
Multaq®	20		86			1		2
Jevtana®			41
Stilnox®/Ambien ®/Ambien CR®/ Myslee®	42	-8.9%	389		-9.9%	51	0.0%	177	+14.1%
Allegra®	14	-13.3%	116		-56.2%	66	+15.4%	259	-6.1%
Copaxone®	360	+9.1%	—			13	+9.1%	14	+10.0%
Tritace®	143	-5.3%	—			147	-2.1%	24	-37.5%
Depakine®	111	+0.9%	—			155	+14.1%	11	0.0%
Xatral®	51	-13.6%	118		+6.4%	52	0.0%	4	-66.7%
Actonel®	81	-22.1%	—			72	-11.0%	29	+4.5%
Nasacort®	22	-4.3%	101		-17.4%	19	-14.3%	4	0.0%

Consumer Health Care	479	+3.2%	234			772	+54.0%	160	+30.3%

Generics	311	+23.6%	63			707	+55.8%	33	+52.9%

Others	1,995	-2.7%	508		+5.3%	1,551	+2.7%	516	-8.7%

Total Pharma	6,617	-8.6%	5,431		-7.3%	5,731	+13.9%	2,292	+7.6%

*	Sales of active ingredient to the American entity managed by BMS

Vaccines

Q3 2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	16	+7.1%	116	-18.5%	107	+39.2%	-3	-145.5%
Influenza Vaccines*	65	-4.4%	314	+25.2%	98	+16.3%	3
Meningitis/Pneumonia Vaccines	1	-75.0%	174	-10.1%	38	+117.6%	6	-16,7%
Adult Booster Vaccines	15	-15.8%	115	+32.9%	12	+83.3%	4	-20.0%
Travel and Other Endemics Vaccines	3	0.0%	22	25.0%	62	+28.3%	10	+28.6%
Other Vaccines	4	0.0%	36	-27.3%	5	0.0%	3	0.0%

Total Vaccines	104	-7.2%	777	+5.0%	322	+35.2%	23	-41.9%

*Seasonal and pandemic influenza Vaccines

9 months 2010 net sales (€ million)	Western Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Emerging Markets	Change at constant exchange rates	Rest of the World	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	50	-20.7%	342	-13.9%	289	+11.6%	38	+25.9%
Influenza Vaccines*	114	+67.6%	326	+12.7%	555	+266.7%	17	+30.0%
Meningitis/Pneumonia Vaccines	4	-50.0%	351	-12.3%	77	+18.8%	11	0.0%
Adult Booster Vaccines	41	-12.8%	254	+3.4%	27	+36.8%	10	-20.0%
Travel and Other Endemics Vaccines	15	+36.4%	62	+7.1%	182	+19.7%	31	+13.0%
Other Vaccines	10	-72.7%	93	-11.8%	13	+22.2%	6	0.0%

Total Vaccines	234	+1.8%	1,428	-4.7%	1,143	+75.7%	113	+12.8%

*	Seasonal and pandemic influenza vaccines

Appendix 3: Consolidated net sales by business segment

Millions of euros	Q1 2010	Q1 2009	Q2 2010	Q2 2009	Q3 2010	Q3 2009	9 months 2010	2009 9-months
Pharmaceuticals	6,441	6,480	7,035	6,726	6,595	6,354	20,071	19,560
Vaccines	944	627	748	712	1,226	1,046	2,918	2,385

Total	7,385	7,107	7,783	7,438	7,821	7,400	22,989	21,945

Appendix 4: Net sales by animal health product

Millions of dollars	Q3 2010 net sales	Q3 2009 net sales	Change at constant exchange rates	9 months 2010 net sales	9 months 2009 net sales	Change at constant exchange rates
Frontline® and other fipronil	278	248	+14.0%	875	834	+4.1%
Vaccines	196	192	+5.6%	596	552	+7.0%
Avermectin	119	113	+4.7%	370	363	-1.0%
Other	74	73	+6.1%	217	212	+2.6%

Total	667	626	+8.8%	2,058	1,961	+3.8%

Appendix 5: Net sales of Growth Platforms

(millions of euros)	Q3 2010	Change at constant exchange rates	9 months 2010	Change at constant exchange rates
Emerging Markets1/2	2,314	+13.0%	6,874	+21.3%
Emerging Markets excluding Diabetes, Vaccines and CHC	1,516	+5.6%	4,378	+8.5%
Diabetes	1,097	+6.7%	3,197	+9.4%
Vaccines	1,226	+8.9%	2,918	+18.2%
Consumer Health Care (CHC)	576	+45.8%	1,645	+50.8%
New products[3]	87	—	150	—

Total Growth Platforms	4,502	+12.6%	12,288	+16.7%

[1]	World excluding North America, Western Europe, Japan, Australia and New Zealand.
[2]	Include Diabetes, Vaccines and Consumer Health Care sales generated in Emerging Markets;
[3]	Multaq® and Jevtana®. Including Fluzone High Dose® vaccine, new products accounted for €128 million in Q3 2010

Animal Health, which constitutes our sixth growth platform, reached sales (not consolidated) of $667 million (up 8.8%) and $2,058 million (up 3.8%) in the third quarter and first 9 months, respectively.

Appendix 6: business net income statement

Third-quarter 2010	Pharmaceuticals			Vaccines			Other		Group Total
Millions of euros	Q3 2010	Q3 2009	% change	Q3 2010	Q3 2009	% change	Q3 2010	Q3 2009	Q3 2010	Q3 2009	% change
Net sales	6,595	6,354	+3.8%	1,226	1,046	+17.2%			7,821	7,400	+5.7%
Other revenues	429	364	+17.9%	9	8	+12.5%			438	372	+17.7%
Cost of sales	(1,843)	(1,643)	+12.2%	(451)	(385)	+17.1%			(2,294)	(2,028)	+13.1%
As % of net sales	(27.9%)	(25.9%)		(36.8%)	(36.8%)				(29.3%)	(27.4%)

Gross profit	5,181	5,075	+2.1%	784	669	+17.2%			5,965	5,744	+3.8%
As % of net sales	78.6%	79.9%		63.9%	64.0%				76.3%	77.6%

Research and development expenses	(954)	(977)	(2.4%)	(131)	(131)	—		(1)	(1,085)	(1,109)	(2.2%)
As % of net sales	(14.5%)	(15.4%)		(10.7%)	(12.5%)				(13.9%)	(15.0%)
Selling and general expenses	(1,707)	(1,586)	+7.6%	(144)	(120)	+20.0%		(1)	(1,851)	(1,707)	+8.4%
As % of net sales	(25.8%)	(25.0%)		(11.7%)	(11.5%)				(23.6%)	(23.1%)
Other operating income/expenses	54	100		10	(8)		(25)	(6)	39	86
Share of profit/(loss) of associates*	267	213		25	20			2	292	235
Net income from the held-for-exchange Merial business							116	59	116	59
Net income attributable to non-controlling interests	(53)	(114)					(1)		(54)	(114)

Business operating income	2,788	2,711	+2.8%	544	430	+26.5%	90	53	3,422	3,194	+7.1%
As % of net sales	42.3%	42.7%		44.4%	41.1%				43.8%	43.2%

Financial income and expenses									(127)	(69)
Income tax expense									(823)	(855)
Tax rate**									28.0%	29.0%

Business net income									2,472	2,270	+8.9%
As % of net sales									31.6%	30.7%

Business earnings per share*** (in euros)									1.89	1.74	+8.6%

*	Net of tax
**	Determined on the basis of Business income before tax, associates, Merial and non-controlling interests
***	Based on an average number of shares outstanding of 1,304.8 million in the third quarter of 2010 and 1,305.7 million in the third quarter of 2009

Nine months 2010	Pharmaceuticals			Vaccines			Other		Group Total
Millions of euros	9M 2010	9M 2009	% change	9M 2010	9M 2009	% change	9M 2010	9M 2009	9M 2010	9M 2009	% change
Net sales	20,071	19,560	+2.6%	2,918	2,385	+22.3%			22,989	21,945	+4.8%
Other revenues	1,215	1,052	+15.5%	21	23	(8.7%)			1,236	1,075	+15.0%
Cost of sales	(5,374)	(4,747)	+13.2%	(1,003)	(881)	+13.8%			(6,377)	(5,628)	+13.3%
As % of net sales	(26.8%)	(24.3%)		(34.4%)	(36.9%)				(27.8%)	(25.6%)

Gross profit	15,912	15,865	+0.3%	1,936	1,527	+26.8%			17,848	17,392	+2.6%
As % of net sales	79.3%	81.1%		66.3%	64.0%				77.6%	79.3%

Research and development expenses	(2,897)	(3,016)	(3.9%)	(378)	(352)	+7.4%		(1)	(3,275)	(3,369)	(2.8%)
As % of net sales	(14.4%)	(15.4%)		(13.0%)	(14.8%)				(14.2%)	(15.4%)
Selling and general expenses	(5,080)	(4,937)	+2.9%	(428)	(395)	+8.4%	(2)	(2)	(5,510)	(5,334)	+3.3%
As % of net sales	(25.3%)	(25.2%)		(14.6%)	(16.6%)				(24.0%)	(24.3%)
Other operating income/expenses	222	283		8	(10)		(95)	93	135	366
Share of profit/(loss) of associates*	758	602		17	34		8	8	783	644
Net income from the held-for-exchange Merial business							366	189	366	189
Net income attributable to non-controlling interests	(203)	(346)		1					(202)	(346)

Business operating income	8,712	8,451	+3.1%	1,156	804	+43.8%	277	287	10,145	9,542	+6.3%
As % of net sales	43.4%	43.2%		39.6%	33.7%				44.1%	43.5%

Financial income and expenses									(267)	(183)
Income tax expense									(2,501)	(2,573)
Tax rate**									28.0%	29.0%

Business net income									7,377	6,786	+8.7%
As % of net sales									32.1%	30.9%

Business earnings per share*** (in euros)									5.65	5.20	+8.7%

*	Net of tax
**	Determined on the basis of Business income before tax, associates, Merial and non-controlling interests
***	Based on an average number of shares outstanding of 1,305.5 million in the first 9 months of 2010 and 1,305.6 million in the first nine months of 2009.

Appendix 7: Reconciliation of business net income to consolidated net income attributable to equity holders of sanofi-aventis

Millions of euros	Q3 2010	Q3 2009	% change	9M 2010	9M 2009	% change
Business net income	2,472	2,270	+8.9%	7,377	6,786	+8.7%

Amortization of intangible assets(1)	(879)	(873)		(2,681)	(2,678)
Impairment of intangible assets	(171)	(344)		(279)	(372)
Expenses arising on the workdown of acquired inventories	(2)			(24)	(19)
Restructuring costs	(302)	(42)		(492)	(949)
Tax effect	459	423		1,163	1,346
on amortization of intangible assets	295	285		895	882
on impairment of intangible assets	60	124		93	134
on expenses arising on the workdown of acquired inventories				8	4
on restructuring costs	104	14		167	326
Share of items listed above attributable to non-controlling interests	1			2
Expenses arising from the impact of the Merial acquisition	38	(9)		(14)	(37)
Expenses arising from the impact of acquisitions on associates	(7)	(6)		(22)	(21)

Net income attributable to equity holders of sanofi-aventis	1,609	1,419	+13.4%	5,030	4,056	+24.0%

Consolidated earnings per share(2) (in euros)	1.23	1.09	+12.8%	3.85	3.11	+23.8%

(1)	Of which €149 million in the first nine months of 2010 and €48 million in the third quarter of 2010 linked to acquired intangible assets (licenses/products).
(2)

Based on an average number of shares outstanding of 1,304.8 million in the third quarter of 2010 and 1,305.7 million in the third quarter of 2009, and 1,305.5 million in the first 9 months of 2010 and 1,305.6 million in the first nine months of 2009.

-	See page 12 for comments on the reconciliation of business net income to consolidated net income

Appendix 8: Consolidated income statements

Millions of euros	Q3 2010	Q3 2009	9M 2010	9M 2009
Net sales	7,821	7,400	22,989	21,945

Other revenues	438	372	1,236	1,075
Cost of sales	(2,296)	(2,028)	(6,401)	(5,647)

Gross profit	5,963	5,744	17,824	17,373

Research and development expenses	(1,085)	(1,109)	(3,275)	(3,369)
Selling and general expenses	(1,851)	(1,707)	(5,510)	(5,334)
Other operating income/expenses	39	86	135	366
Amortization of intangibles	(879)	(873)	(2,681)	(2,678)

Operating income before restructuring, impairment of property, plant, and equipment and intangibles, gains and losses on disposals, and litigation	2,187	2,141	6,493	6,358

Restructuring costs	(302)	(42)	(492)	(949)
Impairment of PP&E and intangibles	(171)	(344)	(279)	(372)
Gains and losses on disposals, and litigation

Operating income	1,714	1,755	5,722	5,037

Financial expenses	(115)	(74)	(329)	(225)
Financial income	(12)	5	62	42

Income before tax and associates	1,587	1,686	5,455	4,854

Income tax expense	(364)	(432)	(1,338)	(1,227)
Share of profit/loss of associates	285	229	761	623

Net income excluding the held-for-exchange Merial business(1)	1,508	1,483	4,878	4,250

Net income from the held-for-exchange Merial business(1)	154	50	352	152

Net income	1,662	1,533	5,230	4,402

Net income attributable to non-controlling interests	53	114	200	346

Net income attributable to equity holders of sanofi-aventis	1,609	1,419	5,030	4,056

Earnings per share(2) (in euros)	1.23	1.09	3.85	3.11

(1)	Reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(2)

Based on an average number of shares outstanding of 1,304.8 million in the third quarter of 2010 and 1,305.7 million in the third quarter of 2009, and on an average number of shares outstanding of 1,305.5 million in the first nine months of 2010 and 1,305.6 million in the first nine months of 2009.

Appendix 9: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the third quarter of 2010 and the first 9 months 2010

(millions of euros)	Q3 2010	9 months 2010
Net sales	7,821	22,989
Effect of exchange rates	(549)	(848)
Net sales at constant exchange rates	7,272	22,141

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Business net income

Sanofi-aventis publishes a new key non-GAAP indicator in response to the application of IFRS 8. This indicator “business net income”, replaces “adjusted net income excluding selected items”.

Business net income is defined as Net income attributable to equity holders of Sanofi-aventis excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates),

•	restructuring costs *,

•	gains and losses on disposals of non-current assets *,

•	costs or provisions associated with litigation *,

•	tax effects related to the items listed above as well as effects of major tax disputes,

•	Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.

14:30 p.m. (CET)	CONFERENCE CALL & WEBCAST

The quarterly results will be reviewed by management.

The presentation and a webcast of the conference call will be available on our website: en.sanofi-aventis.com.

The presentation will be followed by a Q&A session.

CALL IN NUMBERS	France	+33 (0)1 72 00 13 68

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